 ALAMOS GOLD INC.

2017 FINANCIAL REPORT
December 31, 2017 and 2016
(Prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and stated in millions of United States dollars, unless otherwise indicated)

INDEX
Management's Responsibility for Financial Reporting
Independent Auditor's Report of Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
Consolidated Financial Statements
▪Consolidated Statements of Financial Position
▪Consolidated Statements of Comprehensive Loss
▪Consolidated Statements of Changes in Equity
▪Consolidated Statements of Cash Flows
▪Notes to Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying consolidated financial statements of Alamos Gold Inc. (the “Company”) and the information in these annual financial statements are the responsibility of management and have been reviewed and approved by the Company’s board of directors (the “Board of Directors”). The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. In the preparation of these consolidated financial statements, estimates are sometimes necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Management believes that such estimates, which have been properly reflected in the accompanying consolidated financial statements, are based on the best estimates and judgements of management. Management has prepared the financial information presented elsewhere in the annual financial statements and has ensured that it is consistent with that in the consolidated financial statements.
To discharge its responsibilities for financial reporting and safeguarding of assets, management depends on the Company’s systems of internal control over financial reporting. These systems are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the timely and accurate preparation of financial statements. The Chief Executive Officer and Chief Financial Officer have assessed and concluded on the design and operating effectiveness of internal control over financial reporting.
The Board of Directors oversees management’s responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee, which is composed solely of directors who are neither officers nor employees of the Company. This Committee meets with management and the Company’s independent auditors, KPMG LLP, to ensure that management is properly fulfilling its financial reporting responsibilities, review the consolidated financial statements, and recommend approval by the Board of Directors. The Audit Committee provides full and unrestricted access to the independent auditors and also meets with the independent auditors, without the presence of management, to discuss the scope and results of their audit, the adequacy of internal control over financial reporting, and the quality of financial reporting.
The consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States).
"John A. McCluskey"
John A. McCluskey
President and Chief Executive Officer
"James R. Porter"
James R. Porter, CPA, CA, CPA (Illinois)
Chief Financial Officer

KPMG LLP Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5 Canada	Telephone (416) 777-8500 Fax (416) 777-8818 Internet www.kpmg.ca
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Alamos Gold Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Alamos Gold Inc. (the “Entity”), which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Change in Accounting Principle
Without modifying our opinion on the consolidated financial statements, we draw attention to Note 3 to the consolidated financial statements, which indicates that the Entity has changed its method of accounting for financial instruments in the year ended December 31, 2017 due to the adoption of IFRS 9 - Financial Instruments.
Report on Internal Control Over Financial Reporting
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Entity’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 21, 2018 expressed an unqualified (unmodified) opinion on the effectiveness of the Entity’s internal control over financial reporting.
Basis for Opinion
A - Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
B - Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Entity in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.
An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.
An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

"KPMG LLP"
Chartered Professional Accountants, Licensed Public Accountants
We have served as the Entity's auditor since 2005.
Toronto, Canada
February 21, 2018

KPMG LLP Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5 Canada	Telephone (416) 777-8500 Fax (416) 777-8818 Internet www.kpmg.ca
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Alamos Gold Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Alamos Gold Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The Company acquired Richmont Mines Inc. during 2017, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, Richmont Mines Inc.’s internal control over financial reporting associated with total assets of $849,600,000 and total revenues of $14,900,000 included in the consolidated financial statements of the Company as of and for the year ended December 31, 2017. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Richmont Mines Inc.
Report on the Consolidated Financial Statements
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company, which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”), and our report dated February 21, 2018 expressed an unmodified (unqualified) opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting appearing under the heading Internal Control over Financial Reporting in Management’s Discussion and Analysis for the year ended December 31, 2017. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

"KPMG LLP"
Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
February 21, 2018

2017 FINANCIAL REPORT

ALAMOS GOLD INC.
Consolidated Statements of Financial Position
(Stated in millions of United States dollars)

	December 31, 2017	December 31, 2016
A S S E T S
Current Assets
Cash and cash equivalents	$200.8	$252.2
Equity securities	35.8	14.1
Amounts receivable (note 6)	34.5	44.9
Inventory (note 7)	161.2	131.7
Other current assets	14.4	11.6
Total Current Assets	446.7	454.5

Non-Current Assets
Long-term inventory (note 7)	68.7	75.8
Mineral property, plant and equipment (note 8)	2,753.4	1,918.2
Other non-current assets	45.0	43.7
Total Assets	$3,313.8	$2,492.2

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities (note 9)	$96.8	$94.5
Current portion of financing obligations (note 10)	4.2	3.6
Income taxes payable	5.7	1.5
Total Current Liabilities	106.7	99.6

Non-Current Liabilities
Deferred income taxes (note 12)	477.0	291.0
Decommissioning liabilities (note 11)	44.6	39.6
Debt and financing obligations (note 10)	3.3	301.3
Other non-current liabilities	1.0	1.3
Total Liabilities	632.6	732.8

E Q U I T Y
Share capital (note 13)	$3,691.7	$2,822.2
Contributed surplus	89.5	70.9
Warrants	4.0	3.5
Accumulated other comprehensive income	13.0	0.4
Deficit	(1,117.0)	(1,137.6)
Total Equity	2,681.2	1,759.4
Total Liabilities and Equity	$3,313.8	$2,492.2
Commitments (note 20)
Subsequent event (note 21)
The accompanying notes form an integral part of these consolidated financial statements.
"John A. McCluskey"                    "Paul J. Murphy"
John A. McCluskey                    Paul J. Murphy
President and Chief Executive Officer            Chairman

5	Alamos Gold Inc.

2017 FINANCIAL REPORT

ALAMOS GOLD INC.
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2017 and 2016
(Stated in millions of United States dollars, except share and per share amounts)

	December 31,	December 31,
	2017	2016
OPERATING REVENUES	$542.8	$482.2

COST OF SALES
Mining and processing	315.6	297.0
Royalties (note 20)	15.6	13.3
Amortization	125.6	119.0
	456.8	429.3
EXPENSES
Exploration	8.3	5.1
Corporate and administrative	15.5	16.3
Share-based compensation (note 13)	6.2	10.2
	486.8	460.9
EARNINGS FROM OPERATIONS	56.0	21.3

OTHER EXPENSES
Finance expense	(9.1)	(24.0)
Foreign exchange gain (loss)	5.0	(12.5)
Other (loss) gain (note 14)	(0.6)	7.6
Loss on redemption of senior secured notes (note 10)	(29.1)	—
EARNINGS (LOSS) BEFORE INCOME TAXES	$22.2	($7.6)

INCOME TAXES (note 12)
Current income tax expense	(11.9)	(3.8)
Deferred income tax recovery (expense)	16.3	(6.5)
NET EARNINGS (LOSS)	$26.6	($17.9)

Items that may be subsequently reclassified to net earnings:
Realized disposition on equity securities, reclassified to net loss	—	(0.3)
Unrealized gain on equity securities, net of taxes	—	5.1
Gain on currency hedging instruments, net of taxes	6.0	—
Items that will not be reclassified to net earnings:
Unrealized gains on equity securities, net of taxes	6.6	—
Total other comprehensive income	$12.6	$4.8
COMPREHENSIVE INCOME (LOSS)	$39.2	($13.1)

EARNINGS (LOSS) PER SHARE (note 13)
– basic	$0.09	($0.07)
– diluted	$0.09	($0.07)
Weighted average number of common shares outstanding (000's)
– basic	305,521	265,234
– diluted	309,021	265,234
The accompanying notes form an integral part of these consolidated financial statements.

6	Alamos Gold Inc.

2017 FINANCIAL REPORT

ALAMOS GOLD INC.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2017 and 2016
(Stated in millions of United States dollars)

	December 31,	December 31,
	2017	2016
SHARE CAPITAL (note 13)
Balance, beginning of the year	$2,822.2	$2,773.7
Issuance of shares related to Richmont acquisition (note 5)	615.3	—
Issuance of shares through bought deal financing, net of issuance costs and deferred taxes	241.8	—
Issuance of shares related to Carlisle acquisition	—	17.5
Issuance of shares related to share-based compensation	2.3	7.4
Issuance of shares related to exercise of warrants	0.5	1.2
Issuance of shares through flow-through share agreements	8.4	20.1
Fair value of share-based compensation redeemed	1.2	2.3
Balance, end of year	$3,691.7	$2,822.2

CONTRIBUTED SURPLUS
Balance, beginning of the year	$70.9	$69.2
Share-based compensation	6.4	4.4
Fair value of share-based compensation redeemed	(1.2)	(3.1)
Equity settled share-based payments related to Carlisle acquisition	—	0.4
Equity settled share-based payments related to Richmont acquisition (note 5)	12.1	—
Share-based compensation charges related to the Richmont replacement options (note 5)	1.3	—
Balance, end of year	$89.5	$70.9

WARRANTS
Balance, beginning of the year	$3.5	—
Issuance of warrants related to Carlisle acquisition	—	2.8
Issuance of warrants, pursuant to the exercise of Carlisle equity instruments	0.5	0.7
Balance, end of year	$4.0	$3.5

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of the year on equity securities	$0.4	($4.4)
Realized disposition of equity securities, reclassified to net earnings	—	(0.3)
Unrealized gains on equity securities, net of taxes	6.6	5.1
Balance, end of year	$7.0	$0.4

Balance, beginning of the year on currency hedging instruments	—	—
Unrealized gain on currency hedging instruments, net of taxes	6.0	—
Balance, end of year	$6.0	—
Balance, end of year	$13.0	$0.4

DEFICIT
Balance, beginning of the year	($1,137.6)	($1,114.3)
Dividends (note13(f))	(6.0)	(5.4)
Net earnings (loss)	26.6	(17.9)
Balance, end of year	($1,117.0)	($1,137.6)

TOTAL EQUITY	$2,681.2	$1,759.4
The accompanying notes form an integral part of these consolidated financial statements.

7	Alamos Gold Inc.

2017 FINANCIAL REPORT

ALAMOS GOLD INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2017 and 2016
(Stated in millions of United States dollars)

	December 31,	December 31,
	2017	2016
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings (loss) for the period	$26.6	($17.9)
Adjustments for items not involving cash:
Amortization	125.6	119.0
Foreign exchange (gain) loss	(5.0)	12.5
Current income tax expense	11.9	3.8
Deferred income tax (recovery) expense	(16.3)	6.5
Share-based compensation	6.2	10.2
Finance expense	9.1	24.0
Loss on redemption of senior secured notes	29.1	—
Other items (note 15)	(3.9)	(10.1)
Changes in working capital and taxes received or paid (note 15)	(19.8)	(12.3)
	163.5	135.7
INVESTING ACTIVITIES
Mineral property, plant and equipment	(162.5)	(146.5)
Cash received from the acquisition of Richmont (note 5)	46.2	—
Purchase of Lynn Lake gold project royalty (note 8)	(6.7)	—
Other	3.6	(5.0)
	(119.4)	(151.5)
FINANCING ACTIVITIES
Net proceeds from bought deal financing (note 13)	239.1	—
Repayment of senior secured notes (note 10)	(327.2)	—
Repayment of debt and equipment financing obligations	(4.4)	(9.7)
Interest paid	(12.2)	(24.4)
Credit facility transaction fees (note 10)	(2.1)	(1.1)
Proceeds received from the exercise of stock options and warrants	3.5	7.4
Dividends paid	(6.0)	(5.4)
Proceeds from issuance of flow-through shares	11.7	20.4
	(97.6)	(12.8)
Effect of exchange rates on cash and cash equivalents	2.1	(2.1)
Decrease in cash and cash equivalents	(51.4)	(30.7)
Cash and cash equivalents - beginning of year	252.2	282.9
CASH AND CASH EQUIVALENTS - END OF YEAR	$200.8	$252.2
The accompanying notes form an integral part of these consolidated financial statements.

8	Alamos Gold Inc.

2017 FINANCIAL REPORT

ALAMOS GOLD INC.
Notes to Consolidated Financial Statements
December 31, 2017 and 2016
(In United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1.	NATURE OF OPERATIONS
Alamos Gold Inc. ("Alamos"), a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals. The Company owns and operates the Young-Davidson and Island Gold mines in Canada, as well as the Mulatos and El Chanate mines in Mexico. In addition, the Company owns the Ağı Dağı, Kirazlı and Çamyurt gold development projects in Turkey, the Lynn Lake gold project in Canada, the Esperanza gold project in Mexico, as well as an option to acquire a 100% interest in the Quartz Mountain gold project in Oregon, USA.
Alamos is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI).
The Company’s registered office is located at 181 Bay St, Suite 3910, Toronto, Ontario, M5J 2T3.

2.	BASIS OF PREPARATION
These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements have been prepared using the historical cost convention, other than for certain financial instruments, which are measured in accordance with the policy disclosed in note 3.
The consolidated financial statements were authorized for issue by the Board of Directors on February 21, 2018.

9	Alamos Gold Inc.

2017 FINANCIAL REPORT

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of consolidation
These consolidated financial statements include the accounts of the Company and the following subsidiaries:

Company	Principal activity	Country of incorporation
AuRico Gold Chihuahua, S.A. de C.V., SOFOM E.N.R.	Administrative services	Mexico
AuRico Gold Holdings Inc.	Holding company	Canada
AuRico Gold (USA), Inc.	Administrative services	United States of America
Capital Gold Corporation	Holding company	United States of America
Leadville Mining & Milling Holding Corporation	Holding company	United States of America
Minera Santa Rita, S. de R.L. de C.V.	Gold and silver mining	Mexico
Nayarit Gold Inc.	Holding company	Canada
Oro de Altar, S.A. de C.V.	Holding company	Mexico
0975828 B.C. LTD.	Holding company	Canada
Orsa Ventures Corp.	Holding company	Canada
Esperanza Resources (Cayman)	Holding company	Cayman Islands
Esperanza Exploration (BVI) Inc.	Holding company	British Virgin Islands
Minas de Oro Nacional, S.A. de C.V.	Gold and silver mining	Mexico
Operason S.A. de C.V.	Administrative services	Mexico
Sonora Gerencial S.A. de C.V.	Administrative services	Mexico
Esperanza Silver de Mexico SA de CV	Gold and silver mining	Mexico
Servicios Mineros Tetlama S.A. de C.V.	Administrative services	Mexico
Esperanza Silver Peru SAC	Gold and silver mining	Peru
Dogu Biga Madencilik Sanayi Ticaret AS	Gold and silver mining	Turkey
Esperanza Services Inc.	Holding company	USA
Quartz Mountain Gold Ltd.	Gold and silver mining	USA
Carlisle Goldfields Ltd.	Holding company	Canada
Richmont Mines Ltd.	Gold and silver mining	Canada
These subsidiaries are controlled by the Company, and are wholly-owned. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.
The Company also consolidates the accounts of Caborca Industrial S.A. de C.V., a related party entity, which provides mining support services to the Company’s El Chanate mine. This entity is consolidated in accordance with IFRS 10, Consolidated Financial Statements.
All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.
(b) Investments in associates and joint ventures
The Company accounts for investments in associates and joint ventures using the equity method of accounting. The carrying value of the Company’s investments in associates and joint ventures represents the cost of the investment, including the Company’s share of retained earnings and losses subsequent to formation. At the end of each reporting period, the Company assesses its investments for any indicators of impairment.
(c) Foreign currency
Functional and presentation currency
These consolidated financial statements are presented in United States dollars (“US dollars”), which is the functional currency of the Company and all its subsidiaries.

10	Alamos Gold Inc.

2017 FINANCIAL REPORT

Translation of transactions and balances into the functional currency
Transactions in currencies other than the Company's or a subsidiary's functional currency (“foreign currencies”) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing at that date. Foreign currency non-monetary items that are measured in terms of historical cost are not retranslated.
Exchange differences are recognized in net earnings (loss) in the period in which they arise. Exchange differences on deferred foreign tax assets and liabilities are presented as deferred income tax (recovery) expense on the Consolidated Statements of Comprehensive Income (Loss).
(d) Revenue recognition
Revenue from the sale of gold, including refined metal, dore and gold concentrate, is recognized when persuasive evidence of a sale arrangement exists, the risks and rewards of ownership pass to the purchaser, including title risk, the selling price is measurable, and collectability is probable. The risks and rewards of ownership are considered to have been transferred when title passes to the customer. Revenue is measured at the fair value of the consideration received or receivable, and may be subject to adjustment once final prices, weights and assays are determined.
Costs incurred or premium income related to forward sales or option contracts are recognized in revenue when the related contract is settled. Changes in the fair value of outstanding forward sales or option contracts are recognized in earnings or loss.
(e) Cash and cash equivalents
The Company considers deposits in banks, certificates of deposits, and short-term investments with original maturities of three months or less from the acquisition date as cash and cash equivalents.
(f) Inventories
Parts and supplies inventory
Supplies inventory consists of mining supplies and consumables used in the operation of the mines, and is valued at the lower of average cost and net realizable value. Provisions are recorded to reflect present intentions for the use of slow moving and obsolete parts and supplies inventory.
Stockpile inventory
Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion and amortization relating to mining operations, to the extent determined recoverable, and are removed at the average cost per tonne. Stockpile inventory is measured at the lower of cost and net realizable value.
In-process inventory
The recovery of gold is achieved through milling and heap leaching processes. Costs are added to ore on leach pads and in the mill based on the current stockpiled mining cost and current processing cost, including applicable overhead, depletion and amortization relating to mining and processing operations. Costs are removed from ore on leach pads and in the mill as ounces are recovered, based on the average cost per recoverable ounce of gold in-process inventory. In-process inventory is measured at the lower of cost and net realizable value.
Finished goods inventory
Finished goods inventory consists of dore bars and gold concentrate containing predominantly gold by value which are generally refined off-site to return saleable metals. Dore and gold concentrate inventory is valued at the lower of cost to produce and net realizable value.
For all classes of gold inventory, net realizable value is calculated as the difference between the estimated future metal revenue based on prevailing and/or long-term metal prices as appropriate, and estimated costs to complete production into a saleable form.

11	Alamos Gold Inc.

2017 FINANCIAL REPORT

(g) Long-lived assets
Mineral property, plant and equipment
Mineral property, plant and equipment is recorded at cost less accumulated amortization and accumulated impairment losses. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of any reclamation obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the fair value of consideration given to acquire the asset. The capitalized value of a finance lease is also included within property, plant and equipment, and is measured at the lower of the present value of the minimum lease payments and the fair value of the leased asset. Subsequent costs are included in the asset’s carrying amount when it is probable that future economic benefits associated with the asset will flow to the Company, and the costs can be measured reliably. This would include costs related to the refurbishment or replacement of major components of an asset, when the refurbishment results in a significant extension in the physical life of the component. All other repairs and maintenance costs are recognized in net earnings (loss) as incurred.
The cost of property, plant and equipment, less any applicable residual value, is allocated over the estimated useful life of the asset on a straight-line basis, or on a unit-of-production basis if that method is more reflective of the allocation of benefits among periods. Amortization commences on an asset when it has been fully commissioned and is available for use. Amortization rates applicable to each category of property, plant and equipment, with the exception of land, are as follows:

Asset	Useful life
Leasehold improvements	3 years
Mobile equipment	2-10 years
Other equipment	2-20 years
Processing plant	2-20 years
Shaft, underground infrastructure and mineral properties	Unit-of-production
Vehicles	3-6 years
Buildings	7-20 years
Office equipment	2-8 years
When components of an item of property, plant and equipment have different useful lives than those noted above, they are accounted for as separate items of property, plant and equipment. Each asset or component’s estimated useful life is determined considering its physical life limitations; however, this physical life cannot exceed the remaining life of the mine at which the asset is utilized. Estimates of remaining useful lives and residual values are reviewed annually. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.
Exploration and evaluation assets
Expenditures incurred prior to the Company obtaining the right to explore are expensed in the period in which they are incurred.
Exploration and evaluation expenditures include costs such as exploratory drilling, sample testing, costs of pre-feasibility studies, and for qualifying assets, borrowing costs. Subsequent to obtaining the legal right to explore, these costs are capitalized on a project-by-project basis pending determination of the technical feasibility and commercial viability of the project. All capitalized exploration and evaluation expenditures are monitored for indications of impairment, to ensure that exploration activities related to the property are continuing and/or planned for the future. If an exploration property does not prove viable, an impairment loss is recognized in net earnings (loss) as the excess of the carrying amount over the recoverable amount in the period in which that determination is made.
Exploration and evaluation expenditures are initially capitalized as exploration and evaluation assets and are subsequently reclassified to mine development costs upon determining that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. The demonstration of the technical feasibility and commercial viability is the point at which management determines that it will develop the project. This typically includes, but is not limited to, the completion of an economic feasibility study; the establishment of mineral reserves; and the receipt of the applicable construction and operating permits for the project. Upon demonstrating the technical feasibility and commercial viability of establishing a mineral reserve, the Company performs an impairment test, based on the recoverable amount, prior to reclassification of exploration and evaluation assets to mine development costs in accordance with IFRS 6, Exploration for and evaluation of Mineral Resources. In addition, the carrying values of exploration and evaluation assets are reviewed periodically, when impairment indicators exist, for possible impairment, based on the recoverable amount.

12	Alamos Gold Inc.

2017 FINANCIAL REPORT

Mining interests and mine development costs
The Company may hold interests in mineral properties in various forms, including prospecting licenses, exploration and exploitation concessions, mineral leases and surface rights. The Company capitalizes payments made in the process of acquiring legal title to these properties.
Property acquisition and mine development costs are recorded at cost. Mine development costs incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production are capitalized. Mine development costs related to current period production are recorded in inventory. Pre-production expenditures incurred prior to the mine being capable of operating in the manner intended by management are capitalized. Borrowing costs for qualifying assets are capitalized to mine development costs while construction and development activities at the property are in progress. Any proceeds from the sale of metals during the development and commissioning phase of a project are netted against the expenditures being capitalized. The development and commissioning phase ceases upon the commencement of commercial production.
Subsequent to the commencement of commercial production, further development expenditures incurred with respect to a mining interest are capitalized as part of the mining interest, when it is probable that additional future economic benefits associated with the expenditure will flow to the Company. Otherwise, such expenditures are classified as mining and processing costs.
Upon commencement of commercial production, mining interests are depleted over the life of the mine using the unit-of-production method based on estimated proven and probable mineral reserves of the mine and the portion of mineralization from measured, indicated and inferred resources expected to be classified as reserves, in applicable mines. The Company determines the portion of mineralization expected to be classified as reserves by considering the degree of confidence in the economic extraction of the resource, which is affected by long-term metal price assumptions, cut-off grade assumptions, and drilling results. These assessments are made on a mine-by-mine basis.
The expected useful lives used in depletion calculations are determined based on the facts and circumstances associated with the mining interest. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.
Commercial production
Commercial production is reached when an open pit or underground mine is in the condition necessary for it to be capable of operating in the manner intended by management. The Company considers a range of factors when determining whether commercial production has been reached, which may include the completion of all required major capital expenditures, the demonstration of continuous production near the level required by the design capacity of the processing facilities, and the demonstration of continuous throughput levels at or above a target percentage of the design capacity. The Company assesses the ability to sustain production and throughput over a certain period, depending on the complexity of the operation, prior to declaring that commercial production has been reached.
Capitalized stripping costs
Pre-production stripping costs are capitalized as part of the cost of constructing a mine.
Mining costs associated with stripping activities during the production phase of a mine are capitalized only if the Company can identify the component of the ore body for which access is obtained, the costs associated with the related stripping activities can be measured reliably, and the activities represent a future benefit to the mining interest, in that access is gained to sources of reserves and resources that will be produced in future periods that would otherwise not have been accessible. Production stripping costs are allocated between inventory and capital based on the expected volume of waste extracted for a given volume of ore production. The expected volume of waste to be allocated to inventory is determined with reference to the life of mine stripping ratio of a particular mine or deposit, with the remaining amount allocated to capital. The amount of waste capitalized is calculated by multiplying the stripping tonnes mined during the period by the current mining cost per tonne in the open pit.
Capitalized stripping costs are depleted over the expected reserves and resources benefiting from the stripping activity using the unit-of-production method based on estimated proven and probable reserves, and the portion of mineralization expected to be classified as reserves.
Investment tax credits
Investment tax credits are earned as a result of incurring eligible exploration and development expenses prior to commercial production. Investment tax credits are accounted for as a reduction to property, plant and equipment or mining interests.
Investment tax credits also arise as a result of incurring eligible research and development expenses and these credits are recorded as a reduction to the related expenses.

13	Alamos Gold Inc.

2017 FINANCIAL REPORT

Derecognition
Upon replacement of a major component, or upon disposal or abandonment of a long-lived asset, the carrying amounts of the assets are derecognized with any associated gains or losses recognized in the Consolidated Statements of Comprehensive Loss.
(h) Intangible assets
Identifiable intangible assets are recorded at fair value on the date of acquisition. Subsequent to initial recognition, they are recorded at cost less accumulated amortization and accumulated impairment losses. Identifiable intangible assets with a finite useful life are amortized on a straight-line basis over their expected useful life, unless another method represents a more accurate allocation of the expense over their useful life. Amortization expense resulting from intangible assets, is included in amortization expense in the Consolidated Statements of Comprehensive Income (Loss).
(i) Goodwill
Goodwill represents the difference between the consideration transferred in a business combination and the fair value of the identifiable net assets acquired, and is not amortized. Goodwill, if identified upon acquisition, is allocated to the cash-generating unit (“CGU”) or group of CGUs expected to benefit from the related business combination for the purposes of impairment testing. A CGU is defined as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets.
(j) Impairment of non-financial assets
The carrying amounts of non-financial assets, excluding inventories and deferred income tax assets, are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. Reviews are undertaken on an asset-by-asset basis, except where the recoverable amount for an individual asset cannot be determined, in which case the review is undertaken at the CGU level.
If applicable, on an annual basis, the Company evaluates the carrying amount of CGUs to which goodwill has been allocated to determine whether such carrying amount may be impaired. To accomplish this, the Company compares the recoverable amount of a CGU to its carrying amount. This evaluation is performed more frequently if there is an indication that a CGU may be impaired.
If the carrying amount of a CGU or non-financial asset exceeds the recoverable amount, being the higher of its fair value less costs to sell and its value-in-use, an impairment loss is recognized in net loss as the excess of the carrying amount over the recoverable amount. With respect to CGUs, impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the CGUs, and then to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis.
Where the recoverable amount is assessed using discounted cash flow techniques, the estimates are based on detailed mine or production plans. The mine plan is the basis for forecasting production output in each future year and for forecasting production costs. For value-in-use calculations, production costs and output in the mine plan may be revised to reflect the continued use of the asset in its present form.
Non-financial assets that have previously been impaired are tested for a possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed, or may have partially reversed. In these instances, the impairment loss is reversed to the recoverable amount but not beyond the carrying amount, net of amortization, that would have arisen if the prior impairment loss had not been recognized. Goodwill impairments are not reversed.
(k) Impairment of financial assets
The Company adopted IFRS 9, Financial Instruments ("IFRS 9"), with an initial application date of January 1, 2017 (note 3 (r)).
Policy applicable from January 1, 2017:
For financial assets measured at amortized cost, the impairment model under IFRS 9 reflects expected credit losses, as opposed to incurred credit losses under IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"). Under the impairment approach in IFRS 9, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, the Company recognizes loss allowances for expected credit losses and changes in those expected credit losses. At each reporting date, financial assets carried at amortized cost are assessed to determine whether they are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. The gross carrying amount of a financial asset is written off to the extent that there is no realistic prospect of recovery.

14	Alamos Gold Inc.

2017 FINANCIAL REPORT

Policy applicable prior to January 1, 2017:
Financial assets, other than those at fair value through profit or loss, were assessed for indicators for impairment at the end of each reporting period. Financial assets were considered to be impaired when there was objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows had been affected.
For financial assets measured at amortized cost, an impairment loss was calculated as the difference between an asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses were recognized in profit or loss and reflected in an allowance account. When the Company considered that there were no realistic prospects of recovery of the asset, the relevant amounts were written off. If the amount of impairment loss subsequently decreased and the decrease was related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss was reversed through profit or loss.
Impairment losses on available-for-sale financial assets were recognized by reclassifying the losses accumulated in the fair value reserve to profit or loss. The amount reclassified was the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss previously recognized in profit or loss. If the fair value of an impaired available-for-sale debt security subsequently increased and the increase was related objectively to an event occurring after the impairment loss was recognized, then the impairment loss was reversed through profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale were not reversed through profit or loss.
(l) Flow-through shares
The Company may issue flow-through common shares to finance its Canadian exploration program or qualifying Canadian underground development. Pursuant to the Canadian Income Tax Act and the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. Proceeds received from flow-through share agreements are separated into a liability and share capital. The liability, which represents the obligation to renounce flow-through exploration and/or development expenditures, is calculated as the excess of cash consideration received over the market price of the Company’s shares on the agreement’s closing date. Upon qualifying exploration and/or development expenditures being incurred, the Company derecognizes the liability and recognizes it as other income. The related deferred tax expense is also recognized at the time the expenditures are incurred.
The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced, in accordance with the Canadian Income Tax Act flow-through regulations. When applicable, the estimated tax payable is accrued until paid.
(m) Uncertain tax positions
Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expense already recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective subsidiary’s country of domicile.
(n) Provisions
Decommissioning liabilities
The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The timing of these expenditures is dependent upon a number of factors including the life of the mine, the operating licence conditions, and the laws, regulations, and environment in which the mine operates.
Decommissioning liabilities are recognized at the time an environmental disturbance occurs and are measured at the Company’s best estimate of the expected future cash flows required to reclaim the disturbance for each mine operation, which are adjusted to reflect inflation, and discounted to their present value. The inflation rate used is determined based on external forecasts for inflation in the country in which the related mine operates. Expected future cash flows reflect the risks and probabilities that alternative estimates of cash flows could be required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money specific to the currency in which the cash flows are expected to be paid. The discount rate does not reflect risks for which the cash flows have been adjusted. Significant estimates are involved in forming expectations of

15	Alamos Gold Inc.

2017 FINANCIAL REPORT

future activities and the amount and timing of the associated cash flows. Those expectations are based on existing environmental and regulatory requirements or, if more stringent, Company policies that give rise to a constructive obligation.
Upon initial recognition of a decommissioning liability, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost is recognized in mineral property and amortized in accordance with the Company's policy for the related asset.
The provision is progressively increased over the life of the operation as the effect of discounting unwinds, creating an expense included in finance expense on the Consolidated Statements of Comprehensive Income (Loss).
Decommissioning liabilities are adjusted for changes in estimates. Such adjustments, which are not the result of the current production of inventory, are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the unamortized capitalized cost of the related assets. In instances where the capitalized cost of the related assets is nil, or will be reduced to nil, the remaining adjustment is recognized in earnings or loss. If reclamation and restoration costs are incurred as a consequence of the production of inventory, the costs are recognized as a cost of that inventory. Factors influencing such changes in estimates include revisions to estimated reserves, resources and lives of mines; developments in technologies; regulatory requirements and environmental management strategies; changes in estimated costs of anticipated activities, including the effects of inflation; and movements in interest rates affecting the discount rate applied.
Other provisions
Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.
(o) Share-based compensation
The Company measures all equity-settled share-based awards made to employees and others providing similar services (collectively, “employees”) based on the fair value of the options or units on the date of grant.
The grant date fair value of options is estimated using an option pricing model and is recognized as compensation expense over the vesting period, based on the number of options that are expected to vest. A corresponding increase is recognized in equity. The grant date fair values of the Company’s equity-settled deferred share units, performance share units, and restricted share units are determined using an option pricing model and is recognized as compensation expense over the vesting period.
The Company awards cash-settled share-based compensation to certain employees and directors in the form of deferred share units, restricted share units and stock appreciation rights. In accounting for these awards, the Company recognizes the fair value of the amount payable to employees, using the Black-Scholes option pricing model for certain units, as they are earned based on the estimated number of units that are expected to vest. Based on the plan some units are initially measured at fair value and recognized as an obligation at the grant date using the Company's share price. The corresponding liability is re-measured at fair value on each reporting date and upon settlement, with changes in fair value recognized in net loss for the period. The fair value of restricted share units is determined by reference to the Company’s share price when the units are awarded or re-measured.
The Company also maintains an employee share purchase plan. Under this plan, contributions by the Company’s employees are matched to a specific percentage by the Company and are recognized as an expense when the Company’s obligation to contribute arises.
Share-based arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions regardless of how the equity instruments are obtained by the Company. These share-based arrangements are measured at the fair value of goods or services received unless the fair value of the goods or services cannot be reliably measured, in which case they are measured at the fair value of the equity instruments issued.
(p) Income taxes
Income tax expense is comprised of current and deferred income tax. Current and deferred income taxes are recognized in earnings or loss except to the extent that they relate to a business combination, or to items recognized directly in equity or other comprehensive income ("OCI").
Current income taxes
Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with respect of previous years.

16	Alamos Gold Inc.

2017 FINANCIAL REPORT

Deferred income taxes
Deferred tax assets and liabilities are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following do not result in deferred tax assets or liabilities:

•	temporary differences arising from the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable profit;

•	taxable temporary differences arising from the initial recognition of goodwill; and

•
taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements where the timing of the reversal of the temporary differences can be controlled by the parent and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings or loss in the period that substantive enactment occurs except to the extent it relates to items recognized directly in equity or in other comprehensive income.
A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced to its recoverable amount.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off tax assets against tax liabilities and when they relate to the same taxable entity and income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.
(q) Earnings (Loss) per share
Basic loss per share is calculated based on the weighted average number of common shares and common share equivalents outstanding for the period. Diluted loss per share is calculated using the treasury method, except when assessing the dilution impact of convertible senior notes, equity-settled restricted share units, deferred share units and performance shares units, where the if converted method is used. The treasury method assumes that outstanding stock options and share purchase warrants with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The if converted method assumes that all convertible senior notes, restricted share units, and performance share units have been converted in determining fully diluted loss per share if they are in-the-money, except where such conversion would be antidilutive.
(r) Financial instruments
The Company has adopted IFRS 9, with an initial application date of January 1, 2017. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial application (note 3(k)).
The adoption of the expected credit loss impairment model had no impact on the Company’s financial statements. The Company's financial instruments are accounted for as follows under IFRS 9 as compared to the Company's previous policy in accordance with IAS 39:

Asset / Liability	IAS 39	IFRS 9
Cash and cash equivalents	Fair value through profit or loss	Amortized cost
Equity securities	Available-for-sale	Fair value through OCI
Amounts receivable	Loans and receivable	Amortized cost
Prepayment option embedded derivative	Fair value through profit or loss	Fair value through profit or loss
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Debt and financing obligations	Amortized cost	Amortized cost
Non-hedged derivatives	Fair value through profit or loss	Fair value through profit or loss
Hedging Derivatives	Fair value through OCI	Fair value through OCI

17	Alamos Gold Inc.

2017 FINANCIAL REPORT

The Company has adopted the standard retroactively effective January 1, 2017 and elected not to retroactively restate comparative periods. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements, but resulted in certain additional disclosures. There was no impact on carrying values and equity as at January 1, 2017 as a result of the adoption of the standard and no measurement differences as a result of adopting IFRS 9.
As a result of the adoption of IFRS 9, the Company's accounting policy for financial instruments has been updated as follows:
Financial assets
Financial assets are classified as either financial assets at fair value through profit or loss, amortized cost, or fair value through other comprehensive income ("OCI"). The Company determines the classification of its financial assets at initial recognition.
i. Financial assets recorded at fair value through profit or loss
Financial assets are classified at fair value if they are acquired for the purpose of selling in the near term. Gains or losses on these items are recognized in net earnings or loss.
ii. Amortized cost
Financial assets are classified at amortized cost if both of the following criteria are met and the financial assets are not designated as at fair value through profit and loss: 1) the object of the Company’s business model for these financial assets is to collect their contractual cash flows and 2) the asset’s contractual cash flows represent ‘solely payments of principal and interest’. The Company’s amounts receivable are recorded at amortized cost as they meet the required criteria.
iii. Fair value through other comprehensive income ("OCI")
For equity securities that are not held for trading, the Company can make an irrevocable election at initial recognition to classify the instruments at fair value through other comprehensive income ("FVOCI"), with all subsequent changes in fair value being recognized in other comprehensive income. This election is available for each separate investment. Under this new FVOCI category, fair value changes are recognized in OCI while dividends are recognized in profit or loss. On disposal of the investment the cumulative change in fair value remains in OCI and is not recycled to profit or loss.
iv. Reclassifications
Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Company changes its business model for managing financial assets.
Financial liabilities
For financial liabilities, IFRS 9 retains most of the IAS 39 requirements and since the Company does not have any financial liabilities designated at fair value through profit or loss, the adoption of IFRS 9 did not impact the Company's accounting policies for financial liabilities. Accounts payable and accrued liabilities, as well as debt and financing obligations are accounted for at amortized cost.
Transaction costs associated with financial instruments, carried at fair value through profit or loss, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability. The amortization of debt issue costs is calculated using the effective interest method.
Derivative financial instruments
The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations in commodity prices, including the Company’s final product, consumables and other currencies compared to the USD. Derivative financial instruments are measured at fair value at each reporting period.
Non-hedged derivative financial instruments
All derivative instruments not designated in a hedge relationship that qualifies for hedge accounting are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedged derivative financial instruments are included in net earnings or loss as non-hedged derivative gains or losses.

18	Alamos Gold Inc.

2017 FINANCIAL REPORT

Derecognition
The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.
The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.
Offsetting
Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
(s) Hedges
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.
When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in other comprehensive income. For hedged items other than the purchase of non-financial assets, the amounts accumulated in other comprehensive income are reclassified to the consolidated statement of other comprehensive income when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the amounts accumulated in other comprehensive income are removed and added to the carrying amount of the non-financial asset.
Any ineffective portion of a hedge relationship is recognized immediately in net earnings or loss. When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in other comprehensive income up until the time the contracts do not qualify for hedge accounting remain in other comprehensive income.
Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred and are recorded in net earnings or loss. If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to net earnings or loss immediately.
(t) Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. The Company’s operating segments, before aggregation, have been identified as the Company’s individual operating mines. Aggregation of one or more operating segment into a single operating segment is permitted if aggregation is consistent with the core principle of the standard, the operating segments have similar economic characteristics, and the operating segments have a number of other similarities, including similarities in the nature of their products, production processes, and regulatory environment. The Company’s reportable segments are consistent with the identified operating segments.
(u) New Standards issued and adopted
The Company adopted the following amendments to accounting standards, effective January 1, 2017:
The Company adopted IFRS 9 (2014), Financial Instruments (“IFRS 9”). This standard replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) on the classification and measurement of financial assets and financial liabilities. IFRS 9 provides a new model for the classification and measurement of financial assets. The Company has included the impact of the adoption in note 2(r).
The Company adopted amendments to IAS 12, Income Taxes. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period,

19	Alamos Gold Inc.

2017 FINANCIAL REPORT

and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine the future taxable profits used for assessing the utilization of deductible temporary differences. The amendments had no impact on the consolidated financial statements.
(v) Standards issued but not yet adopted
Standards issued, but not yet adopted include:

Effective
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
IFRS 16, Leases	January 1, 2019
IFRIC 22, Foreign Currency Transactions and Advance Consideration	January 1, 2018
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), outlines a single comprehensive model with guidance for entities to use in accounting for revenue arising from contracts with its customers. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The Company will adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The Company has evaluated the potential impact of applying IFRS 15, and has concluded that the adoption of the standard will not have a material impact on the consolidated financial statements.
IFRS 16, Leases, specifies the methodology to recognize, measure, present and disclose leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors. Other areas of the lease accounting model have been impacted, including the definition of a lease. Transitional provisions have been provided. The Company intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The Company has not yet determined the impact of adopting IFRS 16 on its consolidated financial statements.
IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration, clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Interpretation is applicable for annual periods beginning on or after January 1, 2018. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2018. The Company has evaluated the potential impact of applying IFRIC 22, and has concluded that the adoption of the standard will not have a material impact on the consolidated financial statements.
IFRIC 23, Uncertainty over Income Tax Treatments, provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. The Interpretation requires: (a) an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution; (b) an entity to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and (c) if it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2019. The extent of the impact of adoption of the Interpretation has not yet been determined.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
Many of the amounts included in the Consolidated Statements of Financial Position require management to make estimates and judgements. Accounting estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised.
Critical accounting estimates
The following is a list of the accounting estimates that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liabilities, revenue or expense being reported. Actual results may differ from these estimates.

20	Alamos Gold Inc.

2017 FINANCIAL REPORT

•
The Company accounts for its ore stockpiles and in-process precious metals inventory using a process flow for applicable costs appropriate to the physical transformation of ore through the mining, crushing, leaching from heap leach operations, milling and gold recovery process. The Company estimates the expected ultimate recovery based on laboratory tests and ongoing analysis of leach pad kinetics in order to estimate the recoverable metals at the end of each accounting period. If the Company determines at any time that the ultimate recovery should be adjusted downward, then the Company will adjust the average carrying value of a unit of metal content in the in-process inventory and adjust upward on a prospective basis the unit cost of subsequent production. The Company estimates concentrate production based on assays and moisture samples taken and tested in laboratories, as well as weights using a calibrated scale. Final weights and assays are taken on settlement with the buyer, which are reconciled to production. Should an upward adjustment in the average carrying value of a unit of metal result in the carrying value exceeding the realizable value of the metal, the Company would write down the carrying value to the realizable value.

•
The Company values inventory at the lower of cost and net realizable value. The calculation of net realizable value relies on forecasted gold prices, estimated grades of ore on stockpiles, concentrate and heap leach pads, forecasted exchange rates, and estimated costs to complete the processing of ore inventory.

•
The Company makes estimates of the quantities of proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Reserve estimates are used in the calculation of depletion expense and to calculate the recoverable amount of a CGU, and to forecast the life of the mine.

•
The Company forecasts prices of commodities, exchange rates, production costs, discount rates, and recovery rates. These estimates may change the economic status of reserves and may result in reserves and resources being revised. In addition, these estimates are used to calculate the recoverable amount of a CGU for the purpose of impairment testing.

•
The Company amortizes its property, plant and equipment, net of residual value, over the estimated useful life of each asset, not to exceed the life of the mine at which the asset is utilized. The Company uses estimated proven and probable mineral reserves, and an estimate of mineral resources as the basis for amortizing certain mineral property, plant and equipment. The physical life of these assets, and related components, may differ from the Company’s estimate, which would impact amortization and depletion expense.

•
The Company makes estimates of the likelihood of whether or not all or some portion of each deferred income tax asset and investment tax credits will be realized, which is impacted by interpretation of tax laws and regulations, historic and future expected levels of taxable income, timing of reversals of taxable temporary timing differences, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates, and foreign currency exchange rates.

•
The Company makes estimates of the timing and amount of expenditures required to settle the Company’s decommissioning liabilities. The principal factors that can cause expected future expenditures to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of a decommissioning liability is inherently more subjective.

Critical accounting judgements
The following are critical judgements that management has made in the process of applying accounting policies that may have a significant impact on the amounts recognized in the consolidated financial statements.

•
The Company makes judgements about whether or not indicators of impairment, or indicators of a reversal of impairment, exist at each reporting period. This determination impacts whether or not a detailed impairment assessment is performed at the reporting date. These judgements did not impact cash generating units at December 31, 2017, or for December 31, 2016.

21	Alamos Gold Inc.

2017 FINANCIAL REPORT

5.	ACQUISITION OF RICHMONT MINES INC.

On November 23, 2017, the Company completed a plan of arrangement (the "Arrangement") whereby all of the issued and outstanding common shares of Richmont Mines Inc. ("Richmont") were exchanged on the basis of 1.385 Alamos common shares for each Richmont common share (the "Exchange Ratio"). Richmont owned and operated the Island Gold mine in Ontario, Canada. The Island Gold Mine acquisition provides the Company with further diversification of operations and provides the Company with a long-life, underground mine with exploration potential and the opportunity for production growth and operating synergies with the Company’s other operations.
Under the Arrangement, all of the outstanding Richmont stock options vested and were replaced and converted to Alamos options expiring on November 23, 2018. Richmont restricted share units were exchanged for awards of Alamos and continue to vest according to original plan terms.
The Company determined that the acquisition was a business combination in accordance with the definition in IFRS 3, Business Combinations, and as such has accounted for it in accordance with the standard, with Alamos being the accounting acquirer on November 23, 2017.
Upon closing of the Arrangement, Alamos issued 88,398,804 common shares pursuant to the Arrangement with a fair value of $615.3 million to the former Richmont shareholders.
The Company used a discounted cash flow model to estimate the fair value of the Island Gold mine, Richmont's primary asset. Expected future cash flows are based on estimates of future production and commodity prices, operating costs and forecast capital expenditures based on the life of mine plan as at the acquisition date.
Transaction costs of $3.8 million relating to the arrangement have been expensed in accordance with IFRS 3, Business Combinations, and have been included within Other loss.
In addition, in accordance with IFRS 3, the Company is required to calculate the fair value of the options acquired, as well as the fair value of the replacement options granted. Under IFRS 3, Companies must value the pre-combination service value of the acquired options as well as the fair value of the replacement options using the new terms of the options. Any difference between the two values should be expensed in the post-close period under the new terms. Therefore, the Company recorded an expense of $1.3 million within Other loss, related to the additional share-based compensation of the replacement awards.
The following table summarizes the fair value of the total consideration transferred from the Company and the preliminary fair value of identified assets acquired and liabilities assumed, based on the calculated fair value estimates. Final valuations of assets and liabilities are not yet complete due to the timing of the acquisition and the inherent complexity associated with the valuations. The Company expects to finalize the determination of the fair values of the assets and liabilities acquired and deferred taxes within 12 months of the acquisition date, which could result in material differences from the preliminary values presented in these financial statements.

Consideration transferred
Common shares issued	$615.3
Replacement of long-term incentive instruments	12.1
$627.4

Net assets acquired
Cash and cash equivalents	$46.2
Equity securities	11.7
Current assets, excluding cash and cash equivalents and equity securities	22.5
Mineral property, plant and equipment	774.3
Current liabilities	(21.2)
Long-term liabilities	(4.6)
Deferred income taxes	(201.5)
$627.4

22	Alamos Gold Inc.

2017 FINANCIAL REPORT

These consolidated financial statements include Richmont’s results from November 23, 2017 to December 31, 2017. Revenues of $14.9 million were generated and net earnings of $1.5 million have been included in the Consolidated Statement of Comprehensive Income for that period. Had the acquisition occurred on January 1, 2017, Richmont would have contributed revenues of $125.3 million and net earnings of $12.0 million to the consolidated statement of comprehensive income.

6.	AMOUNTS RECEIVABLE

	December 31, 2017	December 31, 2016
Sales tax receivables
Canada	$6.4	$2.3
Mexico	20.0	36.2
Other	0.9	0.5
Concentrate receivable	3.2	2.2
Other receivables	4.0	3.7
	$34.5	$44.9
Sales tax receivables are mainly related to value-added taxes at the Company's Mexican and Canadian operations. The Company expects that these receivables will be collected within the next year.

7.	INVENTORY

	December 31, 2017	December 31, 2016
In-process precious metals	$131.6	$120.7
Ore in stockpiles	44.1	37.6
Parts and supplies	41.5	35.7
Dore, refined precious metals and gold in concentrate	12.7	13.5
	229.9	207.5
Less: Long-term inventory	(68.7)	(75.8)
	$161.2	$131.7
Long term inventory consists of heap leach and long-term stockpiles of $68.7 million at December 31, 2017 (December 31, 2016 - $75.8 million) and are expected to be recovered after one year.
The amount of inventories recognized in mining and processing costs for the year ended December 31, 2017 was $323.3 million (December 31, 2016 - $304.1 million). The amount of inventories recognized in amortization costs for the year ended December 31, 2017 was $125.6 million (December 31, 2016 - $119.0 million).

23	Alamos Gold Inc.

2017 FINANCIAL REPORT

8.	MINERAL PROPERTY, PLANT AND EQUIPMENT

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Cost
At December 31, 2015	$922.9	$1,286.7	$48.4	$244.3	$2,502.3
Additions	67.4	56.3	17.8	16.9	158.4
Acquisition of Carlisle Goldfields	—	—	—	19.9	19.9
Transfer from other assets	—	—	—	4.2	4.2
Disposals	(6.7)	—	—	—	(6.7)
At December 31, 2016	$983.6	$1,343.0	$66.2	$285.3	$2,678.1
Additions	66.4	56.7	14.3	41.6	179.0
Acquisition of Richmont Mines (note 5)	55.7	718.6	—	—	774.3
Disposals	(2.7)	—	—	—	(2.7)
At December 31, 2017	$1,103.0	$2,118.3	$80.5	$326.9	$3,628.7

Accumulated amortization and impairment charges
At December 31, 2015	$206.5	$425.2	$5.1	$6.3	$643.1
Amortization	69.0	49.9	—	—	118.9
Disposals	(2.1)	—	—	—	(2.1)
At December 31, 2016	$273.4	$475.1	$5.1	$6.3	$759.9
Amortization	61.6	54.9	—	—	116.5
Disposals	(1.1)	—	—	—	(1.1)
At December 31, 2017	$333.9	$530.0	$5.1	$6.3	$875.3

Net carrying value
At December 31, 2016	$710.2	$867.9	$61.1	$279.0	$1,918.2
At December 31, 2017	$769.1	$1,588.3	$75.4	$320.6	$2,753.4
The net carrying values by segment (note 16) are as follows:

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Young-Davidson	$589.5	$767.1	$75.4	—	$1,432.0
Mulatos	112.9	99.1	—	—	212.0
Island Gold	54.8	720.1	—	—	774.9
El Chanate	4.1	2.0	—	—	6.1
Corporate and other	7.8	—	—	320.6	328.4
At December 31, 2017	$769.1	$1,588.3	$75.4	$320.6	$2,753.4

Young-Davidson	$580.7	$789.2	$61.1	—	$1,431.0
Mulatos	121.6	76.9	—	—	198.5
El Chanate	2.6	1.8	—	—	4.4
Corporate and other	5.3	—	—	279.0	284.3
At December 31, 2016	$710.2	$867.9	$61.1	$279.0	$1,918.2

24	Alamos Gold Inc.

2017 FINANCIAL REPORT

Other
The carrying value of construction in progress at December 31, 2017 was $64.4 million (December 31, 2016 - $52.5 million).
During the year ended December 31, 2017, the Company capitalized $2.0 million of interest to capital projects (year ended December 31, 2016 - $6.6 million). The applicable capitalization rate for general borrowings was 8.62% (2016 - 8.62%)
In the second quarter of 2017, the Company purchased an outstanding royalty on the Lynn Lake gold project for $6.7 million, which has been capitalized to mineral property, plant and equipment.

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2017	December 31, 2016
Trade accounts payable and accrued liabilities	$87.3	$75.6
Royalties payable	4.9	3.6
Interest payable	—	6.1
Share-based compensation liability	4.5	6.8
Derivative liabilities (note 17)	0.1	2.4
	$96.8	$94.5

10.	FINANCING OBLIGATIONS

	December 31, 2017	December 31, 2016
Revolving credit facility (a)	—	—
Senior secured notes (b)	—	$297.6
Equipment financing obligations	$7.5	$7.3
	$7.5	$304.9
Less: Current portion of financing obligations	($4.2)	($3.6)
	$3.3	$301.3
(a) Revolving credit facility
On September 21, 2017, the Company amended and increased its existing undrawn revolving credit facility (the "Facility") from $150.0 million to $400.0 million. The maturity date of the Facility has been extended to September 20, 2021. The amended Facility bears interest at an interest rate of Libor plus 2.00% to 3.125% on drawn amounts and stand-by fees of 0.45% to 0.70% on undrawn amounts, based on the Company's net leverage ratio, as defined in the agreement.
The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at December 31, 2017, the Company is in compliance with the covenants and the Facility is fully undrawn.
During the year ended December 31, 2017, the Company incurred costs of $2.1 million to amend the Facility. These costs will be amortized into net earnings over the term of the Facility.

25	Alamos Gold Inc.

2017 FINANCIAL REPORT

(b) Senior secured notes
On March 27, 2014, the Company completed an offering of $315.0 million senior secured notes. The secured notes were sold at 96.524% of par, resulting in total proceeds of $304.1 million.

On April 3, 2017, the Company redeemed the senior secured notes on the first available prepayment date at 103.875% of face value for $327.2 million, plus accrued interest to the date of redemption of $12.2 million. In connection with the redemption of the notes, the Company recorded a pre-tax loss of $29.1 million, being the difference between the carrying amount of the senior secured notes, inclusive of the prepayment option embedded derivative, and the redemption amount. In addition, the Company recorded a deferred tax recovery of $7.3 million on the redemption.

11.	DECOMMISSIONING LIABILITIES
A decommissioning liability is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to earnings or loss. In addition, the discounted value is added to the carrying amount of mineral property, plant and equipment, and is amortized on a units-of-production basis over the life of the mine. A continuity of the decommissioning liability is as follows:

Total
Balance – December 31, 2015	$37.2
Reclamation expenditures	(0.3)
Accretion expense	2.1
Revisions to expected discounted cash flows	0.6
Balance – December 31, 2016	$39.6
Liability assumed on acquisition	2.4
Reclamation expenditures	(0.1)
Accretion expense	2.6
Revisions to expected discounted cash flows	0.1
Balance – December 31, 2017	$44.6
The majority of the expenditures are expected to occur between 2023 and 2036. The discount rates used in discounting the estimated reclamation and closure cost obligations were between 2.3% and 7.6% for the year ended December 31, 2017 (2016 – 2.3% and 7.4%), and the inflation rate used was between 2.0% and 4.0% for the year ended December 31, 2017 (2016 – 2.0% and 4.0%).
The total undiscounted value of the decommissioning liabilities at December 31, 2017 was $53.2 million (2016 - $51.3 million).

26	Alamos Gold Inc.

2017 FINANCIAL REPORT

12.	INCOME TAXES
The following table represents the major components of income tax expense (recovery) recognized in net loss for the years ended December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
Current income tax expense	$11.9	$3.8
Deferred income tax (recovery) expense	(16.3)	6.5
Income tax (recovery) expense recognized in net loss	($4.4)	$10.3
The statutory tax rate for 2017 was 25.0% (2016 – 25.0%). The following table reconciles the expected income tax recovery at the Canadian combined statutory income tax rate to the amounts recognized in net loss for the years ended December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
Earnings (loss) before income taxes	$22.2	($7.6)
Statutory tax rate	25.0%	25.0%
Expected income tax expense (recovery) based on above rates	$5.6	($1.9)
Effect of higher tax rates in foreign jurisdictions	0.3	0.3
Non-deductible expenses	4.9	4.1
Impact of local mining taxes	2.2	5.9
Impact of foreign exchange	(22.5)	(5.1)
Impact of renouncement of flow through share expenditures	2.6	5.3
Withholding tax	1.3	1.1
Change in unrecognized temporary differences	2.6	0.1
Other	(1.4)	0.5
Income tax (recovery) expense	($4.4)	$10.3
The following table reflects the change in deferred income tax liability at December 31, 2017 and December 31, 2016:

	December 31, 2017	December 31, 2016
Balance, beginning of year	$291.0	$284.1
Deferred income tax liability recognized on Richmont Mines acquisition (note 5)	201.5	—
Deferred income tax (recovery) expense recognized in net earnings (loss)	(16.3)	6.5
Deferred income tax expense recognized in OCI	3.5	0.4
Deferred income tax recovery recognized in equity	(2.7)	—
Balance, end of year	$477.0	$291.0
The following reflects the deferred income tax liability at December 31, 2017 and December 31, 2016:

	December 31, 2017	December 31, 2016
Accounting value of mineral property, plant and equipment in excess of tax value	$409.0	$270.8
Accounting value of inventories in excess of tax value	34.7	36.8
Other taxable temporary differences	58.6	18.1
Non-capital losses carried forward	(25.3)	(34.7)
Deferred income tax liability	$477.0	$291.0

27	Alamos Gold Inc.

2017 FINANCIAL REPORT

The Company has Canadian tax losses of $80.8 million expiring between 2024 and 2036, Mexican tax losses of $43.6 million expiring between 2018 and 2027, United States tax losses of $20.3 million expiring between 2028 and 2035, as well as Turkish losses of $7.1 million expiring between 2018 and 2022.
The Company has unrecognized deferred income tax assets at December 31, 2017 in respect of aggregate loss carryforwards, deductible temporary differences and unused tax credits. The unrecognized loss carryforwards, deductible temporary differences and unused tax credits are $77.8 million (December 31, 2016 -$100.7 million).
At December 31, 2017, the Company has unrecognized deferred income tax liabilities on taxable temporary differences of $6.1 million (December 31, 2016 - $24.2 million) for taxes that would be payable on the unremitted earnings of certain subsidiaries of the Company.

13.	SHARE CAPITAL

a)	Authorized share capital of the Company consists of an unlimited number of fully paid Class A common shares without par value.

	Number of Shares	Amount
Outstanding at December 31, 2015	257,070,005	$2,773.7
Shares issued through:
Acquisition of Carlisle Goldfields	4,788,039	17.5
Share-based compensation plans	1,457,872	9.7
Exercise of warrants	432,191	1.2
Flow-through share financing	3,328,388	20.1
Outstanding at December 31, 2016	267,076,495	$2,822.2
Shares issued through:
Acquisition of Richmont Mines Ltd (note 5)	88,398,804	615.3
Equity financing (i)	31,450,000	241.8
Share-based compensation plans	542,250	3.5
Exercise of warrants	332,466	0.5
Flow-through share financing (ii)	1,301,535	8.4
Outstanding at December 31, 2017	389,101,550	$3,691.7
(i)     Equity financing
On February 9, 2017, the Company completed an equity financing with a syndicate of underwriters, pursuant to which, on a bought deal basis, 31,450,000 common shares of the Company were issued at a price of $7.95 per common share, for aggregate gross proceeds to the Company of $250.0 million. Transaction costs related to equity financing were $10.9 million, and the Company recognized a corresponding deferred tax asset of $2.7 million.
(ii)     Flow-through share financing
During the year, the Company completed a Canadian Development Expense ("CDE") flow-through financing for gross proceeds of CAD $12.0 million (at a price per share of CAD $10.87) and Canadian Exploration Expense ("CEE") flow-through financing for gross proceeds of CAD $3.0 million (at a price per share of CAD $15.15), both at premiums to the share price on the date of issuance.
b) Employee long-term incentive plan and share purchase plan
The Company has a long-term incentive plan under which share-based compensation, including stock options, deferred share units ("DSUs"), performance share units ("PSUs"), restricted share units ("RSUs") and stock appreciation rights ("SARs") may be granted to directors, officers, employees, and consultants of the Company. The incentive plan was approved by shareholders in 2016. The Company also has an Employee Share Purchase Plan which enables employees to purchase Class A common shares through payroll deduction. Employees can contribute up to 10% of their annual base salary, and the Company will match 75% of

28	Alamos Gold Inc.

2017 FINANCIAL REPORT

the employees’ contributions. The Class A common shares can be issued from treasury based on the volume weighted average closing price of the last five days prior to the end of the quarter. At the option of the Company, the shares may be purchased for plan participants in the open market. The maximum number of Class A common shares that may be reserved and set aside for issuance under the long-term incentive plan is 6.5% of the Class A common shares outstanding at the time of granting the award (on a non-diluted basis) inclusive of 0.2% of the issued and outstanding shares (on a non-diluted basis) specifically allocated to the employee share purchase plan.

c)	Stock options
The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding at December 31, 2015	10,237,362	$12.15
Granted	1,620,000	3.75
Conversion of Carlisle options to Alamos	462,954	9.69
Exercised	(1,099,749)	7.63
Expired	(1,708,931)	13.56
Outstanding at December 31, 2016	9,511,636	$10.87
Granted	578,490	9.62
Conversion of Richmont options to Alamos options (note 5)	2,863,146	3.53
Exercised	(510,673)	6.23
Expired	(2,013,254)	16.42
Outstanding at December 31, 2017	10,429,345	$7.94
During the year ended December 31, 2017, the weighted average share price at the date of exercise for stock options exercised was CAD $9.99 per share (for the year ended December 31, 2016: CAD $11.37 per share).
(i) Stock options granted
During the year ended December 31, 2017, the Company granted 578,490 stock options (year ended December 31, 2016 - 1,620,000). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted in the year ended:	December 31, 2017	December 31, 2016
Weighted average share price at grant date (CAD$)	$9.62	$3.75
Risk-free rate	0.91% - 1.35%	0.32% - 0.92%
Expected dividend yield	0.70%	0.70%
Expected stock price volatility (based on historical volatility)	57%	49%
Expected life of option (months)	36 - 84	42 - 84
Weighted average per share fair value of stock options granted (CAD$)	$4.27	$1.52

29	Alamos Gold Inc.

2017 FINANCIAL REPORT

As part of the Richmont Mines acquisition (note 5), the Company issued 2,863,146 replacement stock options to ex-Richmont employees. The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

Replacement options granted:	November 23, 2017
Weighted average share price at grant date (CAD$)	$3.53
Risk-free rate	1.43%
Expected dividend yield	0.70%
Expected stock price volatility (based on historical volatility)	53%
Expected life of option (months)	12
Weighted average per share fair value of stock options granted (CAD$)	$5.45
Stock options outstanding and exercisable as at December 31, 2017:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)
$0.82 - $3.00	1,770,508	2.04	0.90	1,770,508	2.04
$3.01 - $7.00	2,119,866	3.91	3.97	1,039,866	4.07
$7.01 - $11.00	4,234,349	8.07	2.21	3,375,194	7.88
$11.01 - $15.00	985,311	14.11	0.65	985,311	14.11
$15.01 - $19.00	1,112,425	16.59	0.81	1,112,425	16.59
$19.01 - $23.00	206,886	20.88	0.66	206,886	20.88
	10,429,345	$7.94	2.02	8,490,190	$8.53

d)	Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentive plans ("LTI") outstanding for the years ended December 31, 2017 and 2016:

	Restricted share units ("RSU")	Stock appreciation rights ("SAR")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2015	1,404,325	2,471,462	276,930	273,363
Granted	574,088	—	130,009	340,188
Forfeited	(257,345)	(729,816)	(15,313)	(102,156)
Settled	(310,876)	(252,071)	(13,281)	(87,142)
Outstanding units, December 31, 2016	1,410,192	1,489,575	378,345	424,253
Granted	499,560	—	102,260	269,780
Conversion of Richmont units to Alamos units (note 5)	112,774	—	—	—
Forfeited	(171,452)	(316,074)	—	(65,451)
Settled	(350,140)	(117,976)	—	(28,877)
Outstanding units, December 31, 2017	1,500,934	1,055,525	480,605	599,705
The settlement of LTI is either cash or equity based on the feature of the LTI. The settlement of SARs is in cash, and RSUs, DSUs and PSUs are either cash or equity settled.

30	Alamos Gold Inc.

2017 FINANCIAL REPORT

e) Earnings (loss) per share
Basic earnings or loss per share amounts are calculated by dividing earnings or loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the period, including the effects of dilutive common share equivalents.

	For the years ended December 31,
	2017	2016
Net earnings (loss)	$26.6	($17.9)
Weighted average number of common shares outstanding (in thousands)	305,521	265,234
Basic earnings (loss) per share	$0.09	($0.07)

Dilutive effect of potential common share equivalents (in thousands)	3,500	—

Diluted weighted average number of common shares outstanding (in thousands)	309,021	265,234
Diluted earnings (loss) per share	$0.09	($0.07)
The following table lists the equity securities excluded from the computation of diluted loss per share. The securities were excluded as the exercise price relating to the particular security exceeded the average market price of the Company's common shares of CAD $9.40 for the year ended December 31, 2017 (2016 - CAD $8.78), or the inclusion of the equity securities had an anti-dilutive effect on net loss.
For the periods in which the Company records a loss, diluted loss per share is calculated using the basic weighted average number of shares outstanding, as using the diluted weighted average number of shares outstanding in the calculation would be anti-dilutive.

	For the years ended December 31,
(in thousands)	2017	2016
Stock options	2,920	9,512
Equity settled LTI	—	369
Warrants	12,232	11,310
	15,152	21,191
(f)    Dividends
On April 28, 2017, the Company paid a dividend of $3.0 million or $0.01 per share.
On October 31, 2017, the Company paid a dividend of $3.0 million or $0.01 per share.
(g)    Share purchase warrants
The Company has the following share purchase warrants ("Warrants"), outstanding as at December 31, 2017 related to past acquisitions:

	Number of warrants	Common shares issuable	Exercise price	Expiry date
	(000s)	(000s)	CAD
AGI.WT	7,167	7,167	$28.46	August 30, 2018
AGI.WT.A	5,065	5,065	$10.00	January 7, 2019
	12,232	12,232
The AGI.WT warrants issued in relation to the Esperanza acquisition in 2013 are classified as a derivative liability recorded at fair value through profit or loss, due to the currency of the exercise price of the warrants. The warrants are priced in Canadian dollars, which is not the functional currency of the Company. Therefore the warrants are fair valued using the market price with gains or losses recorded in net loss. The Company recorded a gain of $2.3 million recorded in other gains for the year ended December 31, 2017 (2016 - a loss of 1.6 million).

31	Alamos Gold Inc.

2017 FINANCIAL REPORT

14.	OTHER (LOSS) GAIN
Other (loss) gain recorded in net earnings (loss) for the years ended:

	December 31,	December 31,
	2017	2016
Reduction of obligation to renounce flow-through exploration expenditures	$2.3	$1.3
Unrealized (loss) gain on non-hedged derivatives	(0.3)	1.6
Fair value adjustment on prepayment option embedded derivative	—	9.5
Loss on disposal of assets	(1.9)	(4.6)
Interest income	2.5	2.1
Transaction costs related to the Richmont acquisition (note 5)	(3.8)	—
Share-based compensation related of replacement awards related to Richmont (note 5)	(1.3)	—
Other	1.9	(2.3)
	($0.6)	$7.6

15.	SUPPLEMENTAL CASH FLOW INFORMATION
Changes in working capital and income taxes received or paid for the years ended:

	December 31,	December 31,
	2017	2016
Amounts receivable	$14.0	($5.7)
Inventory	(15.9)	(16.1)
Advances and prepaid expenses	(4.3)	3.8
Accounts payable and accrued liabilities	(12.1)	(7.5)
Income taxes (paid) refunded	(1.5)	13.2
	($19.8)	($12.3)

Interest received	$2.5	$2.1
Other items for the years ended:

	December 31,	December 31,
	2017	2016
Unrealized loss (gain) on non-hedged derivatives	$0.3	($1.6)
Gain on prepayment option fair value adjustment	—	(9.5)
Reduction of obligation to renounce flow-through exploration expenditures	(2.3)	(1.3)
Loss on disposal of assets	1.9	4.6
Payment of transaction costs incurred by Richmont Mines (note 5)	(5.9)	—
Share-based payments related to Richmont Mines transaction (note 5)	1.3	—
Other non-cash items	0.8	(2.3)
	($3.9)	($10.1)

32	Alamos Gold Inc.

2017 FINANCIAL REPORT

16.	SEGMENTED INFORMATION
(a) Segment revenues and results
The Company manages its reportable operating segments by operating mines. The Company operates in two principal geographical areas - Canada (country of domicile), and Mexico. The Young-Davidson and Island Gold mines operate in Canada, and the Mulatos and El Chanate mines operate in Sonora, Mexico. The results from operations for these reportable operating segments are summarized in the following tables:

Year ended December 31, 2017
	Young-Davidson	Mulatos	Island Gold	El Chanate	Corporate/other[1]	Total
Operating revenues	$249.7	$201.4	$14.9	$76.8	—	$542.8
Cost of sales
Mining and processing	125.9	112.9	4.1	72.7	—	315.6
Royalties	4.4	10.6	0.6	—	—	15.6
Amortization	83.1	29.5	8.7	4.3	—	125.6
	213.4	153.0	13.4	77.0	—	456.8
Expenses
Exploration	—	6.7	—	—	1.6	8.3
Corporate and administrative	—	—	—	—	15.5	15.5
Share-based compensation	—	—	—	—	6.2	6.2
Earnings (loss) from operations	$36.3	$41.7	$1.5	($0.2)	($23.3)	$56.0
Finance expense						(9.1)
Foreign exchange gain						5.0
Other loss						(0.6)
Loss on redemption of senior secured notes						(29.1)
Earnings before income taxes						$22.2
1. Corporate and other consists of corporate balances and exploration and development projects.

Year ended December 31, 2016
	Young-Davidson	Mulatos	El Chanate	Corporate/other[1]	Total
Operating revenues	$211.9	$187.3	$83.0	—	$482.2
Cost of sales
Mining and processing	107.4	117.2	72.4	—	297.0
Royalties	3.7	9.6	—	—	13.3
Amortization	72.6	37.8	8.6	—	119.0
	183.7	164.6	81.0	—	429.3
Expenses
Exploration	—	2.0	—	3.1	5.1
Corporate and administrative	—	—	—	16.3	16.3
Share-based compensation	—	—	—	10.2	10.2
Earnings (loss) from operations	$28.2	$20.7	$2.0	($29.6)	$21.3
Finance expense					(24.0)
Foreign exchange loss					(12.5)
Other gains					7.6
Loss before income taxes					($7.6)
1. Corporate and other consists of corporate balances and exploration and development projects.

33	Alamos Gold Inc.

2017 FINANCIAL REPORT

(b) Segment assets and liabilities
The following table presents the segment assets and liabilities:

	Total Assets		Total liabilities
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Young-Davidson	$1,580.9	$1,548.9	$243.4	$260.4
Mulatos	350.0	335.5	93.8	88.4
Island Gold	849.6	—	222.5	—
El Chanate	111.4	113.5	24.3	27.8
Corporate/other	421.9	494.3	48.6	356.2
Total assets and liabilities	$3,313.8	$2,492.2	$632.6	$732.8

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair values of financial instruments
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value. The Company does not have any non-recurring fair value measurements as at December 31, 2017. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable (supported by little or no market activity).

	December 31, 2017		December 31, 2016
	Level 1	Level 2	Level 1	Level 2
Financial assets
Fair value through profit or loss
Prepayment option embedded derivative	—	—	—	9.6
Gold options	—	0.5	—	3.3
Fair value through OCI
Equity securities	35.8	—	14.1	—
Currency hedging derivative instruments	—	5.0	—	—

Financial liabilities
Fair value through profit or loss
Share purchase warrants	(0.1)	—	(2.4)	—
Currency derivative instruments	—	—	—	(3.3)
	$35.7	$5.5	$11.7	$9.6
The methods of measuring financial assets and liabilities has not changed during the year ended December 31, 2017. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).
The fair value of option and forwards (gold and currency) contracts are determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

34	Alamos Gold Inc.

2017 FINANCIAL REPORT

Derivative Instruments
The fair value of derivative instruments is as follows:

	December 31,	December 31,
	2017	2016
Derivatives designated as hedging instruments
Currency hedging derivative instruments	$5.0	—

Derivatives not designated as hedging instruments
Gold option asset	$0.5	$3.3
Currency derivative instruments	—	(3.3)
Share purchase warrants liability	(0.1)	(2.4)
	$0.4	($2.4)
Currency derivative contracts
The Company enters into option and forward contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option and forward contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing currency risk.
During the year ended December 31, 2017, the Company designated options and forwards as cash flow hedges for the highly probable Canadian dollar and Mexican peso purchases. These derivatives meet the hedge effectiveness criteria and are designated in a hedge accounting relationship as a result of the following factors:

•
An economic relationship exists between the hedged item and hedging instrument, as notional amounts match and both the hedged item and hedging instrument fair values move in response to the same risk (foreign exchange rates). There are no significant reasons or causes for the designated hedged item and hedging instrument to be mismatched since the hedging instrument matures during the same month as the expected hedged expenditures is incurred (hedged item). The correlation between the foreign exchange rate of the hedged item and the hedging instrument should be highly correlated and closely aligned as the maturity and the notional amount are the same.

•	The hedge ratio is one to one for this hedging relationship, as the hedged item is foreign currency risk that is hedged with a foreign currency hedging instrument.

•	Credit risk is not material in the fair value of the hedging instrument.
The Company has identified two sources of potential ineffectiveness: 1) the timing of cash flow differences between the expenditure and the related derivative and 2) the inclusion of credit risk in the fair value of the derivative not replicated in the hedged item. The Company expects the impact of these sources of hedge ineffectiveness to be minimal. The timing of hedge settlements and incurred expenditures are closely aligned, as they are expected to occur within 30 days of each other. As noted above, credit risk is not a material component of the fair value of the Company’s hedging instruments, as all counterparties are reputable Canadian banking institutions and are highly rated.
The effective portion of the changes in fair value of the hedging instrument for the years ended December 31, 2017 and 2016 recorded in accumulated other comprehensive income are:

	December 31,	December 31,
	2017	2016
Balance, beginning of the period	—	—
Gains on currency instruments	11.2	—
Less: realized gains on CAD currency instruments	(2.2)	—
Less: realized gains on MXN currency instruments	(1.3)	—
Deferred income tax related to hedging instrument	(1.7)	—
	$6.0	—
For the year ended December 31, 2017, the Company did not recognize any ineffectiveness on the hedging instruments.

35	Alamos Gold Inc.

2017 FINANCIAL REPORT

The open contracts, which settle on a monthly basis, are summarized as at December 31, 2017:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2018	Collars and forwards	174.0	1.31	1.36
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2018	Collars and forwards	1,560.0	18.72	20.71
The fair value of these contracts was an asset of $5.0 million at December 31, 2017 (December 31, 2016 - liability of $3.3 million). For the year ended December 31, 2017, the Company realized gains of $4.3 million on the foreign currency contracts (for the year ended December 31, 2016 - realized losses of $1.6 million). Of these gains only $3.5 million were eligible to be recognized in accumulated other comprehensive income under hedge accounting for the year ended December 31, 2017 (for the year ended December 31, 2016 - $nil).
The following table illustrates unrealized gains on foreign currency contracts for the years ended:

	December 31,	December 31,
	2017	2016
Foreign currency hedged contracts
Unrealized gains	$11.2	—

Foreign currency non-hedged contracts
Unrealized gains	2.1	2.3
	$13.3	$2.3
Gold option contracts

As at December 31, 2017, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales. These option contracts ensure a minimum average realized gold price of $1,270 per ounce and a maximum average realized gold price of $1,444 per ounce, regardless of the movement in gold prices during 2017.
The following gold collar contracts are outstanding as of December 31, 2017:

Period Covered	Ounces subject to contract	Average purchase put option	Average sold call option
2018	50,100	$1,270	$1,444
The fair value of these contracts was an asset of $0.5 million at December 31, 2017 (December 31, 2016 - asset of $3.3 million). The options mature through out 2018.
For the year ended December 31, 2017, the Company realized a loss of $0.6 million related to the settlement of option contracts (for the year ended December 31, 2016 - realized losses of $1.2 million). Total unrealized losses for the year ended December 31, 2017 was $2.6 million (for the year ended December 31, 2016 - unrealized gain of $3.3 million). The Company has elected to not apply hedge accounting to the gold option contracts, with changes in fair value recorded in net earnings.
Risks
In the normal course of operations, the Company is exposed to credit risk, liquidity risk and the following market risks: commodity price, market price, interest rate and foreign currency exchange rate. The Company has developed a risk management process to identify, analyze and assess these and other risks, and has formed a Risk Committee to monitor all significant risks to the Company. The Board of Directors has overall responsibility for the oversight of the Company’s risk management framework, and receives regular reports from the Risk Committee.

36	Alamos Gold Inc.

2017 FINANCIAL REPORT

Commodity price risk
The profitability of the Company’s mining operations is significantly affected by changes in the market price for gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and the stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. From time to time, the Company will enter into zero cost collars or other financial instruments to manage short term commodity price fluctuations.
Market price risk
The Company’s earnings or loss, cash flows and financial condition are subject to price risk due to fluctuations in the market price of gold and silver. Gold prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control. For the year ended December 31, 2017, the Company’s revenues and cash flows were impacted by gold prices in the range of $1,146 to $1,349 per ounce. Metal price declines could cause the continued development of, and production from, the Company’s properties to be uneconomic. A 10% change in the gold price would impact the Company's net loss before tax for the year ended December 31, 2017 by $54.3 million (2016 - $48.2 million).
The Company is exposed to fluctuations in the fair value of investments made in equity securities. A 10% increase or reduction in each company’s share price at December 31, 2017 would have increased or reduced other comprehensive income (loss) by $3.5 million (2016 - $1.4 million).
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s outstanding debt obligations bear interest at fixed rates and are therefore not exposed to changes in market interest rates. The interest rate on the credit facility (note 10) is variable, however, the Facility was undrawn as at December 31, 2017.
The Company is exposed to interest rate risk on its cash and cash equivalents. The cash and cash equivalent interest earned is based on bank account interest rates which may fluctuate. A 1.0% change in the interest rate would result in an increase or decrease of approximately $2.0 million in interest earned by the Company. The Company has not entered into any derivative contracts to manage this risk.
The fair value of the prepayment option embedded derivative, that was present at December 31, 2016 was also impacted by fluctuations in interest rates.
Foreign currency exchange rate risk
Metal sales revenues for the Company are denominated in US dollars. The Company is exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars and Mexican pesos. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.
A 10% strengthening of these currencies against the US dollar at each balance sheet date would have resulted in a gain recorded in net loss by the amounts shown below. This analysis assumes that other variables, in particular interest rates, remain constant.

	December 31, 2017	December 31, 2016
Impact of a 10% change in foreign exchange rates
Canadian dollar	$7.8	$2.3
Mexican peso	1.5	0.7

37	Alamos Gold Inc.

2017 FINANCIAL REPORT

The currencies of the Company's financial instruments and other foreign currency denominated liabilities based on notional amounts, denominated in U.S dollar equivalents were as follows:

	Canadian Dollars		Mexican Peso
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Cash and cash equivalents	$17.2	$22.8	$6.8	$7.3
Equity securities	35.8	14.1	—	—
Amounts receivable	7.4	3.3	22.0	38.2
Accounts payable and accrued liabilities	(56.1)	(42.7)	(14.7)	(16.1)
Current portion of financing obligations	(4.2)	(1.5)	—	—
Financing obligations	(3.3)	(3.7)	—	—
Total exposure to currency risk	(3.2)	(7.7)	14.1	29.4
Credit risk
Credit risk relates to receivables and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents, restricted cash, and receivables, the Company’s credit risk is limited to the carrying amount on the balance sheet. The Company manages credit risk by transacting with highly-rated counterparties and establishing a limit on contingent exposure for each counterparty based on the counterparty’s credit rating. Exposure on receivables is limited as the Company sells its products to a small number of organizations, on which the historical level of defaults is minimal.
The Company's maximum exposure to credit risk is as follows:

	December 31, 2017	December 31, 2016
Cash and cash equivalents	$200.8	$252.2
Trade receivables	4.0	5.9
Total financial instrument exposure to credit risk	$204.8	$258.1
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account anticipated cash flows from operations and holdings of cash and cash equivalents.
(a) Contractual commitments
The following table shows the contractual maturities of debt commitments. The amount presented represents the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

	Less than 1 year	2 - 3 years	4 - 5 years	More than 5 years	Total
Operating and financing leases	5.4	5.6	2.0	2.9	15.9
Accounts payable and accrued liabilities	96.8	—	—	—	96.8
Decommissioning liability	—	—	—	54.8	54.8
Contract mining	47.9	72.0	47.8	38.9	206.6
Flow-through share obligation	0.7	—	—	—	0.7
Capital commitments	21.8	—	—	—	21.8
	$172.6	$77.6	$49.8	$96.6	$396.6

38	Alamos Gold Inc.

2017 FINANCIAL REPORT

Contractual obligations exist with respect to royalties (note 20); however gold production subject to royalty cannot be ascertained with certainty and the royalty rate varies with the gold price.
The obligations related to contract mining are based on current mine plans, and are subject to change.
The Company’s future operating cash flow and cash position are highly dependent on gold prices, as well as other factors. Taking into consideration the Company’s current cash position, volatile equity markets, and global uncertainty in the capital markets, the Company is continually reviewing expenditures and assessing business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, including the development of its projects, while continuing production at its current operations. A period of continuous low gold prices may necessitate the deferral of capital expenditures which may impact the timing of development work and project completion, as well as production from mining operations. In addition, in such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity.
(b) Equity securities
As at December 31, 2017, the Company held shares in AuRico Metals Inc. ("AuRico Metals") valued at $21.8 million, and an investment in Corex Gold Corp. ("Corex") valued at $3.5 million. As part of the Richmont Mines acquisition, the Company acquired Richmont's investment in Monarques Gold Corp. that had a value of $9.4 million. The Company also has other investments valued at $1.1 million.

18.	MANAGEMENT OF CAPITAL
The Company defines capital that it manages as its shareholders equity as well as debt and financing obligations. The Company’s objectives when managing capital are to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. At December 31, 2017, total managed capital was $2,688.7 million (2016 - $2,064.3 million).

	December 31, 2017	December 31, 2016
Shareholder's equity	$2,681.2	$1,759.4
Current portion of debt and financing obligations	4.2	3.6
Long-term debt and financing obligations	3.3	301.3
	$2,688.7	$2,064.3
The Company’s capital structure reflects the requirements of an entity focused on sustaining strong cash flows from its current mining operations and financing both internal and external growth opportunities and development projects. The Company faces lengthy development lead times as well as risks associated with increasing capital costs and project completion timing due to the availability of resources, permits and other factors beyond the Company’s control. The Company’s operations are also significantly affected by the volatility of the market price of gold.
The Company continually assesses its capital structure and makes adjustments to it with reference to changes in economic conditions and risk characteristics associated with its underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, pay dividends, sell assets or enter into new debt arrangements.
The Company manages its capital structure by performing the following:

•	Maintaining sufficient liquidity in order to address any potential operational disruptions or industry downturns;

•	Preparing detailed budgets and cash flow forecasts for each mining operation, exploration project, development project and corporate activities that are approved by the Board of Directors;

•	Regular internal reporting and Board of Directors’ meetings to review actual versus budgeted spending and cash flows; and

•	Detailed project financial analysis to assess or determine new funding requirements.
There were no changes in the Company’s approach to managing capital during the year.

39	Alamos Gold Inc.

2017 FINANCIAL REPORT

19.	RELATED PARTY TRANSACTIONS
Remuneration of key management (includes the Company's directors and executive team) for the years ended:

	December 31,	December 31,
Expense by nature:	2017	2016

Short-term employee benefits	8.8	7.8
Share-based payments	4.5	4.2
	$13.3	$12.0
These transactions are in the normal course of operations and all of the transactions are measured at the exchange amount of consideration established and agreed to by the parties.

20.	COMMITMENTS
Capital commitments
As of December 31, 2017, the Company has $21.8 million in committed capital purchases (December 31, 2016 - $2.8 million).
Royalties
Production from certain concessions within the Salamandra district, including the Mulatos Mine, is subject to a production royalty payable at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. Production to a maximum of two million ounces of gold is subject to this royalty. For the year ended December 31, 2017, the royalty was paid or accrued on approximately 1.8 million ounces of applicable gold production. Royalty expense related to the third party royalty was $9.6 million for the year ended December 31, 2017 (2016 - $8.7 million). In addition, royalty expense includes the 0.5% Extraordinary Mining Duty, which totaled $1.0 million for the year ended December 31, 2017, payable to the Mexican government (2016- $0.9 million).
The Company is required to pay a 1.5% net smelter royalty on production from the Young-Davidson mine effective July 2, 2015. For the year ended December 31, 2017, the Company recorded a royalty expense of $3.9 million (2016 - $3.2 million). In addition, other royalties related to production at Young-Davidson totaled $0.5 million for the year ended December 31, 2017 (2016 - $0.5 million).
At the Island Gold mine, the Company is required to pay a 3% net smelter royalty on production from the Lochalsh claims, a 2% net smelter return royalty in addition to a 15% net profit interest royalty per ounce produced from the Goudreau claims, as well, a 4.38% net smelter return royalty and a 10.38% net profit interest royalty per ounce produced from Goudreau Lake property. For the period of ownership, the Company recorded a royalty expense of $0.6 million related to production at Island Gold.
In addition, a third party has a 2% net smelter return royalty on production from a portion of the Company's Turkish projects. The Company has not recorded an accrual for this royalty at December 31, 2017 as the project is not in production. The Company is also subject to a 3% state royalty on production in Turkey based on current gold prices, subject to certain deductions.

40	Alamos Gold Inc.

2017 FINANCIAL REPORT

20.	SUBSEQUENT EVENT
Subsequent to December 31, 2017, AuRico Metals was acquired by a third party for CAD$1.80 per share. The Company received $22.1 million in proceeds on its investment, resulting in a gain of $13.2 million, based on an average cost of CAD$0.72 per share. In addition, the Company disposed of its position in Corex for $2.6 million or CAD$0.13 per share, resulting in a gain of $0.6 million, based on an average cost of CAD$0.10 per share. These gains will be recorded within equity in the first quarter of 2018.

41	Alamos Gold Inc.